SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 20, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated August 20, 2008 regarding “Ericsson and STMicroelectronics to create world leader in semiconductors and platforms for mobile applications”.

PRESS RELEASE	August 20, 2008

Ericsson and STMicroelectronics to create world leader in semiconductors and platforms for mobile applications

STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) today announced an agreement to merge Ericsson Mobile Platforms and ST-NXP Wireless into a joint venture. The 50/50 joint venture will have the industry’s strongest product offering in semiconductors and platforms for mobile applications and will be an important supplier to Nokia, Samsung, Sony Ericsson, LG and Sharp. The fabless joint venture will employ almost 8,000 people with pro-forma 2007 sales of USD 3.6 b. ST is expected to exercise its option to buy NXP’s 20 percent of ST-NXP Wireless before the closing of this transaction.

In the joint venture, ST contributes its industry-leading multimedia and connectivity solutions as well as a complete world-class 2G/EDGE platform and strong 3G offering, including customer relationships with Nokia, Samsung, and Sony Ericsson. Ericsson contributes its industry-leading 3G and LTE platform technology as well as customer relationships with Sony Ericsson, LG and Sharp. The joint venture, staffed by proven professionals across all functional areas, is designed for long-term stability in its original structure, and is set to become an industry leader in product research, as well as design, development, and the creation of cutting-edge mobile platforms and wireless semiconductors.

In a business where scale matters, the complementary product portfolios contributed by the parent companies will deliver significant scale and synergies by leveraging and expanding the existing strategic cooperation between Ericsson Mobile Platforms and ST-NXP Wireless.

“By combining the complementary strengths and product offerings of Ericsson and ST in platforms and semiconductors the joint venture is well positioned to become a world leader,” said Carl-Henric Svanberg, President and CEO of Ericsson. “The industry continues to develop at a swift pace and customers see benefits from our broad offering. This partnership is a perfect fit and secures a complete offering, as well as the necessary scale for technology leadership.”

“ST is taking another bold step. By combining two industry-leading operations, we will create a world leader in mobile platforms and semiconductor solutions with even stronger capabilities to create customer value and continue to deliver rapid innovation,” said Carlo Bozotti, President and CEO of ST. “In April, we announced a plan to join wireless resources with NXP to strengthen our wireless business and enhance our leadership position in a sector which we have targeted for strong organic and external growth and substantial expansion of financial returns. Now, we’ve expanded our ambitions and will be even better positioned to meet our opportunities.”

Frans van Houten, CEO of NXP, said: “We understand the desire of ST to call our 20 percent stake in order to expand the ST-NXP Wireless joint venture with Ericsson. We support this next step that Ericsson and ST are taking to create the global leader in wireless semiconductors. To help ensure the success of the joint venture going forward all NXP’s supply and support agreements will continue as planned. The additional proceeds of the 20 percent stake will enable NXP to further build leadership positions through innovation and investment in NXP’s core businesses.”

The joint venture’s top-tier and broad customer base will also benefit from a tighter relationship that follows from the success of the existing cooperation between ST and Ericsson. The businesses being combined are major suppliers to four of the industry’s top five handset manufacturers, who together represent almost 80 percent of handset shipments, as well as to other exciting industry leaders.

The joint venture will rely on its complete platform offering, which will include modems, multimedia and connectivity solutions for 2G/EDGE, 3G, HSPA and LTE technologies. It will also include all appropriate hardware, software and support to enable handset manufacturers to develop mass-market products. Ericsson Mobile Platforms has state-of-the-art mobile modem design and mobile terminal architecture expertise and ST-NXP Wireless brings vast experience in wireless semiconductor development, including an industry-leading ASIC, ASSP, Application Processor and connectivity portfolio and hardware assembly and testing.

The business in the 50/50 joint venture will be led by a development and marketing company with approximately 7,000 people employed. This company will be consolidated by ST and Ericsson will account for it using the equity method. A separate platform design company, with approximately 1,000 people employed, will provide platform designs to the development and marketing company. Ericsson will consolidate this company and ST will account for it using the equity method. Of the almost 8,000 people employed, almost 5,000 will be from ST-NXP Wireless and roughly 3,000 will be from Ericsson Mobile Platforms. The new company will be fabless and will use silicon technologies and manufacturing capabilities from ST and other external providers.

The joint venture will be headquartered in Geneva, Switzerland and governance will be balanced. Each parent will appoint four directors to the board and Ericsson will designate Carl-Henric Svanberg as the Chairman of the Board while ST will appoint Carlo Bozotti as the Vice Chairman. In addition, ST will designate the Chief Executive Officer and Ericsson will appoint the Executive Vice President to the company. An integration management team, led by Alain Dutheil, has already been selected.

The joint venture will acquire relevant assets from the parent companies. After these acquisitions the joint venture will have a cash position of about USD 0.4 b. Ericsson will contribute USD 1.1 b. net to the joint venture, out of which USD 0.7 b. will be paid by the joint venture to ST. The joint venture is subject to ordinary regulatory approvals.

As ST-NXP Wireless was launched as an 80-20 venture between STMicroelectronics and NXP, ST will acquire the remaining shares under the terms already agreed with NXP. The value of the 20 percent stake will be a function of the last twelve months (LTM) performance of the ST-NXP Wireless joint venture at the exercise of the call, which is expected to take place before the closing of the transaction between ST and Ericsson.

On September 1, 2001, Ericsson formed Ericsson Mobile Platforms to offer 2.5G and 3G platforms to manufacturers of mobile phones and other wireless devices, based on Ericsson’s global standardization leadership and the world’s strongest intellectual property rights portfolio for 2.5G and 3G mobile phone systems. The rationale for the new company was the transformation of the handset industry where few companies would be able to deliver chip-sets, but many to deliver handsets. Ericsson Mobile Platforms is the supplier of 3G and HSPA platforms to Sony Ericsson, LG and Sharp. The unit is headquartered in Lund, Sweden and is a part of Business Unit Multimedia within the Ericsson Group.

ST-NXP Wireless began operations on August 2 and the new entity is a global provider of platform solutions and ICs for wireless communications, offering leading-edge capabilities in 2G, 2.5G (GPRS), 2.75G (EDGE) 3G, LTE, multimedia, and connectivity. Nearly three-quarters of the company’s sales are in product categories in which ST-NXP Wireless is the market leader and its strong position in TD-SCDMA established the new company with a solid foundation in the rapidly growing China market. The joint venture has been created from successful businesses that generated USD 3B in revenue in 2007 and which has produced thousands of important communication and multimedia patents.

SEB Enskilda is acting as Ericsson’s sole financial advisor in the transaction while Morgan Stanley and UBS are acting as financial advisors, respectively, to ST and its Supervisory Board.

Notes to editors:

Carlo Bozotti, President and CEO of STMicroelectronics and Carl-Henric Svanberg, President and CEO of Ericsson, will hold a joint conference for media and analysts in London at 12.00 noon UK time, 1.00 pm CET, to comment on today’s announcement. The press conference will be webcast and available at www.ericsson.com/press, www.ericsson.com/investors and ST’s website at http://investors.st.com.

An analysts, investors and media conference call will begin at 3.00pm UK time, 4.00 pm CET.

Photos will be available during the day at www.ericsson.com/ericsson/press/photos/index.shtml and at www.st.com/stonline/press/news/year2008/photos.zip

Carl-Henric Svanberg’s bio and photos are available at www.ericsson.com/ericsson/corpinfo/management/carl-henric_svanberg.shtml

Carlo Bozotti’s bio and photo is available at www.st.com/stonline/company/bio/bozotti.htm

Ericsson’s standard multimedia content is available at the broadcast room: www.ericsson.com/broadcast_room

About Ericsson

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 195 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “communication for all” through innovation, technology and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ.

For more information, visit www.ericsson.com or www.ericsson.mobi.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were USD 10 billion. Further information on ST can be found at www.st.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Media

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 0000

E-mail: investors.relations.se@ericsson.com

STMicroelectronics

Media

Maria Grazia Prestini

Phone: +41 22 929 6945

E-mail: mariagrazia.prestini@st.com

Investors

Tait Sorensen

Phone: +1-602-485-2064

E-mail: tait.sorensen@st.com

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 08.00 CET, on August 20, 2008.

Safe Harbor Statement

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions. Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: August 20, 2008